UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____________to _______________

Commission File No. 000-08185

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Chemical Financial Corporation 401(k) Savings Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Chemical Financial Corporation, 333 East Main Street, Midland, Michigan 48640.

Financial Statements and Supplemental Schedule
Chemical Financial Corporation 401(k) Savings Plan
December 31, 2007 and 2006 and Year ended December 31, 2007
with Report of Independent Registered Public Accounting Firm

Chemical Financial Corporation
401(k) Savings Plan

Audited Financial Statements
and Supplemental Schedule

December 31, 2007 and 2006,
and Year ended December 31, 2007

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	9

Report of Independent Registered Public Accounting Firm

The Compensation and Pension Committee
Chemical Financial Corporation
   401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Chemical Financial Corporation 401(k) Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Saginaw, Michigan
May 30, 2008

Chemical Financial Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Investments, at fair value:
Chemical Financial Corporation common stock	$4,426,700	$6,699,427
Mutual funds	31,579,925	28,720,893
Loans to participants	630,376	571,327
Total investments, at fair value	36,637,001	35,991,647

Receivables:
Participant contributions	-	87,254
Employer contributions	-	69,046
Total receivables	-	156,300

Net assets available for benefits	$36,637,001	$36,147,947

See accompanying notes.

Chemical Financial Corporation 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2007

Additions
Investment income:
Chemical Financial Corporation dividends	$218,280
Mutual fund dividends	540,360
Mutual fund interest income	98,685
Loan interest income	41,910
Total investment income	899,235

Contributions:
Participant	2,707,764
Employer	1,874,506
Total contributions	4,582,270
Total additions	5,481,505

Deductions
Benefits paid directly to participants	4,258,189
Administrative fees	947
Total deductions	4,259,136

Net depreciation in fair value of investments (Note 3)	(733,315)
Net increase	489,054

Net assets available for benefits at beginning of year	36,147,947
Net assets available for benefits at end of year	$36,637,001

See accompanying notes.

Chemical Financial Corporation 401(k) Savings Plan
Notes to Financial Statements

1.  Description of the Plan

The following description of the Chemical Financial Corporation (the Company) 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 85% of pretax annual compensation not to exceed the Internal Revenue Code of 1986 (Code) limitation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The Company contributes matching contributions equal to 50% of the participant's contributions. In determining Company matching contributions, participant contributions up to 4% of a participant's eligible pay are matched.

The Company approved a partial freeze of its defined benefit plan, the Chemical Financial Corporation Employee's Pension Plan, effective June 30, 2006. Employees affected by the freeze were those with less than fifteen years of service or those whose combined age and years of service was less than sixty-five at June 30, 2006. As a result of this partial freeze, the Company amended its 401(k) Savings Plan to allow additional Company contributions of 4% of an employee's eligible pay without regard to the employee's contributions, while continuing the Company's existing policy of partially matching employee contributions to the Plan. The employees eligible for this additional contribution are those affected by the partial freeze and any new employees.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Participants direct the investment of their accounts among the investment funds offered by the Plan. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Chemical Financial Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions and actual earnings thereon. Matching contributions vest in accordance with the following schedule:

Years of Service	Percentage
Less than three	0%
Three or more	100%

Company contributions of 4% made from July 1, 2006 through December 31, 2006 vested in accordance with the following schedule:

Years of Service	Percentage
Less than five	0%
Five or more	100%

The Summary Plan Description of the Plan was modified to reflect the new vesting requirements of the Pension Protection Act (PPA). The effective date of this modification was January 1, 2007.

Those participants that were 100% vested for the Company contribution of 4% under the five-year cliff vesting schedule, in existence from July 1, 2006 - December 31, 2006, remain 100% vested. Certain individuals who were not 100% vested for the Company contribution of 4% were required under the Code to be provided the choice to select the new or old vesting schedule.

All other participants who were not 100% vested, excluding those participants who were not 100% vested who were allowed and did choose the five-year cliff vesting schedule, for the Company contribution of 4% at December 31, 2006 are subject to the following six-year graded vesting schedule for contributions made after December 31, 2006.

Years of Service	Percentage
One or less	0%
Two	20%
Three	40%
Four	60%
Five	80%
Six or more	100%

Chemical Financial Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing market interest rates as determined monthly by the plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service or upon death, disability or retirement, a participant may request a benefit payment. Benefit payments are distributed in a lump-sum amount equal to the vested value of the participant's account. Payment of benefits may not be deferred by participants beyond their attainment of age 70-1/2, unless they are an active employee.

2.  Summary of Accounting Policies

Investment Valuation

The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are stated at the quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Chemical Financial Corporation common stock had a market value of $23.79 per share as of December 31, 2007 and $33.30 as of December 31, 2006.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Plan Termination

Although it has not expressed the intention to do so, the Company reserves the right to terminate the Plan at any time by resolution of its Board of Directors subject to the provisions of ERISA. In the event of Plan termination, all participants will be 100%

Chemical Financial Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)

2.  Summary of Accounting Policies (continued)

vested in their accounts. The value of the participant accounts will be determined as of the effective date of the termination and distributed as provided by the Plan.

Administration

Administrative fees of the Plan include certain fees charged directly to individual participants, related directly to transactions or events associated with individual participant accounts. Expenses of administering the Plan are paid directly by the Company outside of the Plan.

3.  Investments

During the year ended December 31, 2007, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments

Chemical Financial Corporation common stock	$(1,904,796)
Mutual funds	1,171,481
$(733,315)

The Plan invests in various investment securities as directed by Plan participants. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with investment securities, changes in the values of investment securities in the near-term and long-term are probable and those changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Chemical Financial Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)

3.  Investments (continued)

Investments that represent 5% or more of the Plan's net assets are as follows:

		December 31,
		2007	2006

*	Chemical Financial Corporation Common Stock	$4,426,700	$6,699,427
	Federated Investors Money Market Fund	2,069,722	1,911,525
	Federated Investors Middle Capitalization Stock Fund	**	3,411,524
	Fidelity Investments Stock and Bond Fund	3,065,860	3,005,002
	Fidelity Investments International Stock Fund	3,255,615	2,300,760
	Vanguard Institutional Index Fund	3,990,995	3,955,979
	Hancock Classic Value Fund	**	3,506,692
	Royce Premier Fund	3,839,028	3,643,175
	T Rowe Price Growth Fund	2,687,469	2,371,552
	Vanguard Windsor Fund II	2,541,996	**
	Vanguard Mid Cap Index Fund	3,251,513	**

*	Party-in-interest.

**	Investment does not represent 5% or more of fair value of the Plan's net assets.

4.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 12, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Chemical Financial Corporation 401(k) Savings Plan

EIN: 38-2022454	Plan Number: 002

Schedule H, Line 4i-Schedule of Assets
(Held at End of Year)

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Common Stock:
*	Chemical Financial Corporation	Common Stock, $1.00 par value per share		$4,426,700

	Mutual Funds:
	Federated Investors Mutual Funds	Intermediate Bond Fund	**	1,829,348
		Long-term Bond Fund	**	396,149
		Money Market Fund	**	2,069,722

	Fidelity Investments	Stock and Bond Fund	**	3,065,860
		International Stock Fund	**	3,255,615
		Fidelity Freedom Fund #369	**	160,299
		Fidelity Freedom Fund #371	**	579,717
		Fidelity Freedom Fund #372	**	448,999
		Fidelity Freedom Fund #373	**	549,666
		Fidelity Freedom Fund #718	**	532,640
		Fidelity Freedom Fund #1618	**	1,891

	Other Mutual Funds	Dodge & Cox International Stock Fund	**	53,399
		Vanguard Institutional Index Fund	**	3,990,995
		Royce Premier Fund	**	3,839,028
		T Rowe Price Growth Fund	**	2,687,469
		Select American D Fund	**	1,617,352
		PIMCO Total Return Bond Fund	**	708,267
		Vanguard Windsor Fund II	**	2,541,996
		Vanguard Mid Cap Index Fund	**	3,251,513
	Total Mutual Funds			31,579,925

	Participant Loans	Interest rate range: 5.13% to 8.00%;
		with various maturity dates	**	630,376
				$36,637,001

*Party-in-interest

**Historical cost information is not required for participant directed investments.

Exhibits:

23.1	Consent of Andrews Hooper & Pavlik P.L.C. dated May 30, 2008.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	May 30, 2008	CHEMICAL FINANCIAL CORPORATION 401(K) SAVINGS PLAN

		By:	/s/ Lori A. Gwizdala
Lori A. Gwizdala Executive Vice President and Chief Financial Officer and Administrator of the Chemical Financial Corporation 401(k) Savings Plan

		By:	/s/ Kimberly K. Martin
Kimberly K. Martin Senior Vice President and Controller

EXHIBIT INDEX

Exhibit	Document

23.1	Consent of Andrews Hooper & Pavlik P.L.C. dated May 30, 2008.